                                                              EXHIBIT (A)(1)(VI)

                           AMENDMENT AND SUPPLEMENT TO

                           OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                               LANDAIR CORPORATION
                                       AT
                              $13.00 NET PER SHARE
                                       BY
                         LANDAIR ACQUISITION CORPORATION
                          A CORPORATION WHOLLY OWNED BY
                               SCOTT M. NISWONGER
                                       AND
                                  JOHN A. TWEED

                                                                January 13, 2003

         Scott M. Niswonger, Chairman of the Board and Chief Executive Officer of Landair Corporation ("Landair"), and John A. Tweed, President and Chief Operating Officer of Landair (Messrs. Niswonger and Tweed are collectively referred to herein as "Offerors") and Landair Acquisition Corporation ("Purchaser") are providing you this supplement to their Offer to Purchase, dated as of December 23, 2002 (the "Offer to Purchase"), concerning their offer to purchase at a price of $13.00 per share all outstanding shares of common stock of Landair. This Amendment and Supplement provides additional disclosures with respect to the terms of the offer and the subsequent merger. Terms used in this Amendment and Supplement that are not defined herein have the same meaning as in the Offer to Purchase.

         The information in the Offer to Purchase is hereby expressly incorporated herein by reference, except as amended and supplemented herein. You should read this Amendment and Supplement together with the Offer to Purchase that Offerors and Purchaser filed on December 23, 2002, and subsequently mailed to you.

1. Offerors and Purchaser amend and restate the second paragraph of the cover page to the Offer to Purchase as follows:

         Offerors' Offer is conditioned on, among other things, (i) Purchaser's receipt of proceeds under its financing commitment from First Tennessee Bank,
(ii) the tender of at least a majority of the outstanding Landair shares, excluding shares beneficially owned by Offerors and the executive officers and directors of Landair (the "Majority of the Minority Condition"), and (iii) the tender of a sufficient number of Landair shares such that, after the Landair shares are purchased pursuant to the Offer, Offerors would own at least 90% of the outstanding Landair common stock (the "Minimum Condition"). In no event may the Majority of the Minority Condition or the Minimum Condition be waived. Together, Offerors currently own approximately 71% of the outstanding common stock of Landair. This Offer is also subject to certain other conditions described in Section 11, "The Offer--Certain Conditions of the Offer."

         At a meeting held on January 6, 2003, a special committee of independent members of the board of directors of Landair determined that the Offer is advisable, fair to and in the best interests of Landair's shareholders (other than the Purchaser or Offerors). The special committee recommended that shareholders accept the Offer and tender their Shares pursuant to the Offer. The special committee's determination and recommendation is contained in the Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by Landair with the SEC on January 7, 2003 and which has been mailed to Landair's shareholders.

2. Offerors and Purchaser amend and restate the fourth paragraph of the cover page of the Offer to Purchase as follows:

         Any Landair shareholder that has previously tendered Shares and has not withdrawn those Shares does not need to take any further action. Any Landair shareholder that has not tendered shares and desires to tender all or any portion of such shareholder's Landair shares should, as applicable, (1) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver to the Depositary (as defined herein) the Letter of Transmittal or such facsimile with such shareholder's certificate(s) for the tendered Landair shares and any other required documents, (2) follow the procedure for book-entry transfer of Landair shares set forth in Section 3, "The Offer--Procedure for Tendering Shares," or (3) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to tender shares for such shareholder. A shareholder whose Landair shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must ask such broker, dealer, commercial bank, trust company or other nominee to tender Landair shares as the registered shareholder.

3. Offerors and Purchaser delete the sixth paragraph and amend and restate the fifth paragraph on page 1 of the section entitled "Summary Term Sheet" as follows:

         - In no event will Offerors purchase Landair shares in the Offer unless at least a majority of the outstanding Landair shares, excluding shares beneficially owned by Offerors and the executive officers and directors of Landair, are tendered in the Offer (the "Majority of the Minority Condition"). Based on information provided by Landair to Offerors, the tender of approximately 722,630 Shares held by shareholders other than Offerors and Landair's executive officers and directors will satisfy this condition. Additionally, in no event will Offerors purchase Landair shares in the Offer unless a sufficient number of Landair shares are tendered such that, after shares are purchased pursuant to the Offer, Offerors would own at least 90% of the outstanding Landair shares (the "Minimum Condition"). According to information provided by Landair to Offerors, as of December 6, 2002, there were approximately 7,318,380 Shares outstanding.

4. Offerors and Purchaser amend the section entitled "Summary Term Sheet" by adding the following paragraph at the top of page 2:

         - Offerors and Purchaser believe, and have separately determined, that the Offer and the Merger are both substantively and procedurally fair to Landair's unaffiliated security holders. Offerors and Purchaser base their belief on the following factors:

                  - the premium of the Offer Price over the closing price of Landair's common stock on the last full trading day before the public announcement of the Offeror's proposal;

                  - the ability of each Landair shareholder to evaluate the Offer and individually determine whether to tender Shares in the Offer;

                  - the significant increased costs and burdens of operating as a public company that potentially make it more difficult to achieve significant growth or sustained or increased profitability;

                  - the shifting of the risk of the future financial performance of Landair entirely to the Offerors and Purchaser;

                  - the Majority of the Minority Condition and the Minimum Condition;

                  - the ability of Landair shareholders to exercise dissenters' rights; and

                  - the determination by a special committee of the board of directors of Landair that the Offer is advisable, fair and in the best interest of Landair's shareholders.

5. Offerors and Purchaser amend and restate the first, second and fourth paragraphs on page 3 of the section entitled "Summary Term Sheet" as follows:

         DO OFFERORS HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

                  Offerors have obtained a financing commitment from First Tennessee Bank to provide Purchaser with up to $25 million in debt in connection with the Offer (the "Acquisition Loan") and, upon consummation of the Merger, a $25 million term loan (the "Term Loan"). Offerors have agreed to contribute cash to the Purchaser in such amounts, if any, that, when combined with the proceeds of the Acquisition Loan, will fund Purchaser's acquisition of all Shares of Landair common stock tendered in the Offer and related expenses. Offerors have indicated that they have (i) sufficient liquidity to fund any capital contribution that may be required to complete the funding of the acquisition of all Shares tendered in the Offer and related expenses and (ii) together sufficient net worth to consummate the Offer without the proceeds from the financing commitment. Additionally, First Tennessee Bank has agreed that its existing $15 million revolving line of credit with Landair (the "Line of Credit") will remain in effect upon closing of the Merger. Proceeds of the Term Loan and funds available under the Line of Credit will be used to fund payment for any remaining Shares cashed out as a result of the Merger and for expenses. The Offer is conditioned upon receipt by Purchaser of the funds committed by First Tennessee Bank. There is a possibility that Purchaser will not obtain such funds due to various conditions in the commitment letter not being met. See
                  Section 10, "The Offer--Source and Amount of Funds."

         WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

                The Offer is conditioned on, among other things, (i) Purchaser's receipt of proceeds under its financing commitment from First Tennessee Bank, (ii) the tender of at least a majority of the outstanding Landair shares, excluding shares beneficially owned by Offerors and the executive officers and directors of Landair (the Majority of the Minority Condition"), and (iii) the tender of a sufficient number of Landair shares such that, after the Landair shares are purchased pursuant to the Offer, Offerors would own at least 90% of the outstanding Landair common stock (the "Minimum Condition"). In no event may the Majority of the Minority Condition or the Minimum Condition be waived. See the "Introduction" and Section 11, "The Offer--Certain Conditions of the Offer," for a complete description of all of the conditions to which the Offer is subject.

         IS THIS OFFER SUPPORTED BY THE LANDAIR BOARD OF DIRECTORS?

                Offerors commenced this Offer without obtaining the prior approval of the Landair board of directors. Landair's board of directors established a special committee of directors not employed by or affiliated with Landair, Offerors or Purchaser to evaluate the Offer. At a meeting held on January 6, 2003, the special committee of independent members of the board of directors of Landair determined that the Offer is advisable, fair to and in the best interests of Landair's shareholders (other than the Purchaser or Offerors). The special committee recommended that shareholders accept the Offer and tender their Shares pursuant to the Offer. The special committee's determination and recommendation is contained in the Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by Landair with the SEC on January 7, 2003 and which has been mailed to Landair's shareholders.

6. Offerors and purchaser amend and restate the first paragraph on page 5 of the section entitled "Summary Term Sheet" as follows:

         IF OFFERORS CONSUMMATE THE TENDER OFFER, WHAT ARE THEIR PLANS WITH RESPECT TO ALL THE SHARES THAT ARE NOT TENDERED IN THE OFFER?

                If the Offer is successful and Purchaser owns at least 90% of the outstanding Landair shares, Offerors will cause Purchaser and Landair to merge and pay to the Landair shareholders who have not tendered their shares the same consideration Offerors paid for shares in the Offer. Offerors expect that Landair shareholders who do not tender their shares in the Offer will have a right to dissent and demand payment of the fair value of their shares under Tennessee law. In no event will Offerors complete the tender offer if the Minimum Condition is not satisfied.

7. Offerors and Purchaser amend and restate the third paragraph on page 7 of the section entitled "Introduction" as follows:

         OFFERORS' OFFER IS CONDITIONED ON, AMONG OTHER THINGS, (1) PURCHASER'S RECEIPT OF PROCEEDS UNDER ITS FINANCING COMMITMENT FROM FIRST TENNESSEE BANK,
(2) THE TENDER OF AT LEAST A MAJORITY OF THE OUTSTANDING LANDAIR SHARES, EXCLUDING SHARES BENEFICIALLY OWNED BY OFFERORS AND THE EXECUTIVE OFFICERS AND DIRECTORS OF LANDAIR (THE "MAJORITY OF THE MINORITY CONDITION"), AND (3) THE TENDER OF A SUFFICIENT NUMBER OF LANDAIR SHARES SUCH THAT, AFTER THE LANDAIR SHARES ARE PURCHASED PURSUANT TO THE OFFER, OFFERORS WOULD OWN AT LEAST 90% OF THE OUTSTANDING LANDAIR COMMON STOCK (THE "MINIMUM CONDITION"). IN NO EVENT MAY THE MAJORITY OF THE MINORITY CONDITION OR THE MINIMUM CONDITION BE WAIVED. OFFERORS' OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS. SEE SECTION 1, "THE OFFER--TERMS OF THE OFFER," AND SECTION 11, "THE OFFER--CERTAIN CONDITIONS OF THE OFFER."

8. Offerors and Purchaser amend and restate the second paragraph on page 8 of the section entitled "Introduction" as follows:

         The Landair board of directors appointed a special committee of independent directors authorized, as appropriate, to consider and to make recommendations with respect to the Offer, including making a recommendation with respect to the position that the full Landair board of directors should take in connection with the Schedule 14D-9. At a meeting held on January 6, 2003, the special committee determined that the Offer is advisable, fair to and in the best interests of Landair's shareholders (other than the Purchaser or Offerors). The special committee recommended that shareholders accept the Offer and tender their Shares pursuant to the Offer. The special committee's determination and recommendation is contained in the Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by Landair with the Securities & Exchange Commission (the "SEC") on January 7, 2003 and which has been mailed to Landair's shareholders. Offerors encourage you to review carefully the Schedule 14D-9.

9. Offerors and Purchaser amend and restate the section entitled "Background Of The Offer" on page 9 as follows:

BACKGROUND OF THE OFFER

         Prior to September 1998, Landair's operations were held by Landair Services, Inc. ("Landair Services"), a company that was co-founded by Mr. Niswonger and has been publicly traded since it completed its initial public offering in 1993. Prior to its initial public offering, Mr. Niswonger owned approximately 98% of Landair Services and he beneficially owned approximately 58% immediately thereafter. On September 23, 1998, Landair Services was separated into two publicly-held corporations. Landair Services changed its name to Forward Air Corporation ("Forward Air") and retained Landair Services' deferred air freight operations, and Landair was spun-off to the existing shareholders of Landair Services, thereby becoming a separate, publicly-traded company that owned and operated the truckload operations of Landair Services. Immediately after consummation of the spin-off of Landair, Mr. Niswonger beneficially held approximately 51% of Landair.

         Mr. Tweed was employed as Vice President, Sales for Landair Services' truckload operations from 1990 through 1995. After leaving Landair Services in 1995 and serving as President of Warehouse Logistics LLC, a privately-held company jointly owned by Mr. Niswonger and Mr. Tweed, Mr. Tweed was engaged in December 2000 as the President and Chief Operating Officer of Landair. He was also appointed at that time to serve as a director of Landair. In connection with Mr. Tweed's appointment as the President and Chief Operating Officer of Landair, Mr. Tweed purchased from various other shareholders 750,000 shares of Landair common stock.

         Over the past year, Mr. Niswonger and Mr. Tweed discussed in general terms the disadvantages faced by Landair as a smaller sized publicly-traded company. In particular, they noted:

         - the historically low trading volume for the common stock of Landair that resulted in an illiquid market for Landair's public shareholders;

         - Landair's limited ability to attract institutional investors and equity research analyst coverage;

         - the costs of (and efforts of management required as a result of) being a public company; and

         - the reduced flexibility to focus on long-term business goals, as opposed to the more short-term focus that can result from quarterly earnings releases and filing requirements of the SEC.

         In late September and early October of 2002, Offerors concluded that these disadvantages significantly outweighed the advantages of leaving Landair as a publicly-traded company controlled by Mr. Niswonger. A factor contributing to this conclusion by Offerors was the enactment of the Sarbanes-Oxley Act of 2002 and the adoption of related rule proposals by the NASD. As a result of these developments and the current environment relating to the regulation of public companies, Messrs. Niswonger and Tweed anticipated significant increased costs in operating as a public company. They also believed that such increased regulation would place additional burdens on management that would further distract them from managing the business operations of Landair.

         Accordingly, at the close of business on October 10, 2002, Messrs. Niswonger and Tweed delivered a letter to the Board of Directors of Landair proposing that they would acquire all of the outstanding shares of common stock of Landair not already owned by them or their affiliates for $13.00 per share payable in cash. In the letter, Messrs. Niswonger and Tweed indicated that their offer would be contingent upon their ability to arrange suitable financing for the transaction. They also indicated in the letter that, in making the proposal, they had taken into account Landair's financial performance over the past four years and the current economic climate within which Landair operates. In addition, they recited several of the disadvantages of remaining a small public company that are described above. They also informed the Board of Directors of Landair that they had engaged Hunter, Smith & Davis, LLP as their legal advisor.

         In response to receipt of the buy-out proposal from Offerors, Landair issued a press release before the opening of the stock markets on October 11, 2002 announcing receipt of the proposal. The Board of Directors of Landair held a special meeting on October 14, 2002 at which it voted unanimously to form a special committee of independent members of the Board for the purposes of, as appropriate, considering, investigating, evaluating, negotiating and making recommendations with respect to the proposal received from Offerors. The persons appointed to the Special Committee were Jerry T. Armstrong, C. John Langley, Jr. and Courtney J. Munson. The Special Committee was also authorized by the Board of Directors of Landair to retain independent legal and financial advisors and was provided with unrestricted access to Landair's officers and other members of management and to all information and materials about Landair. On October 18, 2002, the Special Committee elected Mr. Armstrong as its Chair and determined to engage Harwell Howard Hyne Gabbert & Manner, P.C. ("H3GM") as its legal advisor.

         On October 11, 2002 and October 14, 2002, three complaints were filed against Landair and the members of its Board of Directors in the Circuit Court for Greene County, Tennessee by three alleged shareholders of Landair. These actions were brought individually and as putative class actions on behalf of the public shareholders of Landair other than the defendants and any person or entity related to or affiliated with any of the defendants. The complaints generally allege, among other things, that the defendant directors are breaching their fiduciary duties to Landair's shareholders in connection with the buy-out proposal from Messrs. Niswonger and Tweed.

         From October 15, 2002 until October 22, 2002, the Special Committee solicited and collected written proposals from potential financial advisors. On October 22, 2002, the members of the Special Committee participated in a general meeting of the Board of Directors of Landair in which representatives of Bass, Berry & Sims PLC ("BB&S"), as counsel to Landair, and a representative of H3GM, as counsel to the Special Committee, reviewed the directors' fiduciary duties relating to the buy-out proposal and the structures often used to effect such proposals. Also on October 22, 2002, the Special Committee met separately from the Board and interviewed representatives from three investment banking firms that had been selected from among the previously solicited proposals.

         On October 25, 2002, the Special Committee met telephonically and interviewed representatives from a fourth investment banking firm that had been selected from among the previously solicited proposals. The Special Committee also discussed the various structures of the proposed buy-out and alternative transactions.

         Later on October 25, 2002, a representative of H3GM, on behalf of the Special Committee, requested that Offerors inform the Special Committee (i) of the formal structure of the buy-out proposal (with specific emphasis on whether the buy-out would be structured as a long-form merger or a tender offer followed by a short-form merger) and (ii) whether there were any circumstances under which Offerors would consider selling their shares in Landair.

         On October 28, 2002, the Special Committee met telephonically to discuss the selection of a financial advisor. At that meeting, the Special Committee elected to engage McDonald Investments Inc. ("McDonald") as its independent financial advisor.

         On October 29, 2002, representatives of BB&S, as counsel to Landair, met with H3GM, as counsel to the Special Committee regarding the questions posed by the Special Committee. At that meeting, representatives of BB&S indicated that, based on discussions they had with Offerors and Offerors' legal counsel, Offerors may consider selling their shares in Landair if a financial advisor with significant experience in the trucking industry were engaged to solicit interest in a potential alternative transaction resulting in a sale of the entire company to a third party.

         In response to the questions posed by the Special Committee on October 25th, Offerors delivered on October 31, 2002 the following letter:

         October 31, 2002

         Special Committee
         Landair Corporation
         430 Airport Road
         Greeneville, TN  37745

         Gentlemen:

         This letter is being written as a follow-up to our letter to the Board of Directors of Landair Corporation ("Landair") dated October 10, 2002 and in response to questions that you asked of us through your counsel (Harwell, Howard, Hyne Gabbert, & Manner, P.C.). On Friday, October 25, 2002, you requested that we inform you (i) whether we had determined the formal structure of the buy-out proposal described in our letter of October 10 (with specific emphasis on whether the buy-out would be structured as a tender offer followed by a short-form merger) and (ii) whether there were any circumstances under which we would consider selling our shares in Landair.

         With respect to the first question, we have not yet determined with certainty the formal structure through which we would propose acquiring the outstanding shares of common stock of Landair not already owned by our affiliates or us. In the interim, please inform us whether or not the Special Committee has determined that it will request or prefer a particular structure.

         With respect to the second question, we believe that there may be circumstances under which we would consider selling our shares in Landair, and we have not precluded the possibility of our participating in an alternative transaction that could be closed expeditiously. However, this should not be construed as creating an obligation on our part to sell our shares.


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         We look forward to your early response.

         Sincerely yours,


         /s/ Scott M. Niswonger
         ----------------------
         Scott M. Niswonger


         /s/ John A. Tweed
         -----------------
         John A. Tweed

         On October 31, 2002, the Special Committee met telephonically to discuss the October 31, 2002 letter delivered by Offerors in response to the questions posed by the Special Committee. The Special Committee expressed a preference that the buy-out be structured as a tender offer pursuant to a merger agreement followed by a short-form merger because of the speed with which the transaction could be completed and the security provided to the minority shareholders of Landair through a merger agreement, though the Special Committee indicated that it would consider other structures for such a buy-out. The Special Committee also discussed engaging another financial advisor with significant experience in the trucking industry in order to perform a "market check." The Special Committee directed H3GM to initiate discussions with Morgan Keegan & Company, Inc. ("Morgan Keegan") about serving as a financial advisor to the Special Committee for the function of soliciting interest in a sale of the entire Company to a third party.

         On November 1, 2002, McDonald delivered a due diligence list to BB&S, as counsel to Landair, requesting certain information regarding Landair and its business. On November 11, 2002, representatives of BB&S, as counsel to Landair, provided written materials in response to this request.

         On November 5, 2002, the Special Committee formally responded to Offerors' October 31, 2002 letter by stating in a letter addressed to Offerors that it preferred the buy-out proposal be structured as a tender offer pursuant to a merger agreement followed by a short-form merger, but that the Special Committee would consider other structures. The Special Committee noted that it also would explore alternative transactions with third parties based upon Offeror's willingness to consider selling their shares.

         In several communications over the days following November 5, 2002, Offerors, directly and through their counsel Hunter, Smith & Davis, LLP, indicated to representatives of BB&S, as counsel to Landair, (i) that while Offerors were willing to consider, and in fact may also prefer, that the buy-out proposal be structured as a tender offer, they did not currently anticipate entering into a merger agreement with the Special Committee and/or Landair prior to commencing any such tender offer, and (ii) that they supported the efforts of the Special Committee in conducting a "market-check" for third-party acquirors of Landair in connection with the Special Committee's consideration and evaluation of the buy-out proposal, and that they would prefer that such a market-check be conducted by an investment banking firm with significant experience in the trucking industry.

         On November 8, 2002, representatives of BB&S communicated with representatives of H3GM Offerors' responses to the Special Committee's November 5th letter that are described above.

         After this November 8, 2002 communication, the Special Committee determined that it would continue to explore engaging Morgan Keegan as financial advisor to assist the Special Committee in soliciting interest in a potential alternative transaction that might result in a sale of all of Landair or its shares to a third party. The Special Committee negotiated terms of engagement with Morgan Keegan with the assistance of H3GM. These draft terms were reviewed by Landair officers, who suggested modifications to the terms of engagement with Morgan Keegan. After concurring with the suggestions of the Landair officers and reaching agreement with Morgan Keegan, the Special Committee entered into an engagement agreement with Morgan Keegan on November 14, 2002.

         On November 20, 2002, the Special Committee met telephonically with its legal and financial advisors to discuss the process for soliciting interest in a potential alternative transaction resulting in a sale of the entire company to a third party. The Special Committee authorized Morgan Keegan to contact the entities that Morgan

Keegan believed, after consulting with and receiving input from the Special Committee, would be most likely to have an interest in, and the ability to complete, such a transaction. To alert potential acquirors, the Special Committee requested that Landair issue a press release that announced the engagement of Morgan Keegan to conduct a market check, and the press release was issued on November 27, 2002.

         On November 25, 2002, Offerors received a preliminary term sheet from First Tennessee Bank with respect to First Tennessee's possible financing of Messrs. Tweed's and Niswonger's buy-out proposal. During the first two weeks of December 2002, Offerors negotiated the terms and conditions of a commitment letter with respect to such financing and on December 17, 2002, Offerors and Purchaser accepted a commitment offered by First Tennessee Bank, which is described in more detail in Section 10, "Source and Amount of Funds."

         On November 26, 2002, Offerors confirmed through a letter to the Special Committee that while they had not made a definitive determination as to the structure of the buy-out proposal, if Offerors elected to structure the proposed buy-out as a tender offer, Offerors did not anticipate entering into a merger agreement with Landair in connection with such a tender offer.

         Additionally, Offerors indicated that while they had stated in their letter of October 31, 2002 that there may be circumstances under which they would consider selling their shares in Landair, they had not committed to such a course, and stated that any transaction in which the sale of the entire company was contemplated would be the province of the entire board of directors.

         On December 2, 2002, representatives of McDonald met with Offerors and certain other executive officers of Landair as part of their due diligence review of the buy-out proposal. In performing its due diligence, McDonald reviewed and discussed with Offerors and Landair executives information regarding Landair, including publicly available information about Landair, financial information and projections prepared by Offerors and Landair management pursuant to the buyout proposal. Also during the last week of November and first week of December, representatives of Morgan Keegan communicated on numerous occasions with Offerors and other executive officers of Landair regarding information to be provided to potential acquirors in the market check.

         On December 5, 2002, the Special Committee met telephonically to discuss the progress of the market check being performed by Morgan Keegan and the due diligence being conducted by McDonald. Morgan Keegan informed the Special Committee that a number of entities contacted had requested additional information regarding Landair's business. The Special Committee directed Morgan Keegan to communicate to all potential acquirors that any material expressions of interest should be submitted by December 12, 2002.

         On December 13, 2002, the Special Committee met telephonically to discuss the progress of the market check. Morgan Keegan noted that, except for two potential acquirors that had requested additional time to evaluate an acquisition of Landair, all of the potential acquirors had declined to pursue the purchase of Landair. The Special Committee instructed Morgan Keegan to continue working with the remaining potential purchasers. On December 16, 2002, Morgan Keegan notified representatives of H3GM that there were no parties expressing any interest in further discussions regarding an acquisition of or other transaction with Landair.

         On December 17, 2002, after they entered into the First Tennessee Bank commitment with respect to the financing of Offerors' buy-out proposal, Offerors delivered the following letter to the Special Committee:

         December 17, 2002
         Landair Corporation
         Special Committee of the Board of Directors
         430 Airport Road
         Greeneville, Tennessee 37745

         Dear Sirs:

                The purpose of this letter is to notify you of the terms on which we propose to acquire the outstanding shares of common stock of Landair Corporation (the "Company") not already owned by us or our affiliates (the "Proposal"). The principal terms of our Proposal are as follows:

                1. Through Landair Acquisition Corporation, a corporation wholly-owned by us and our affiliates ("LAC"), we are prepared to make a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock of the Company, including shares issuable upon exercise of currently outstanding options to purchase shares of common stock of Landair, at a net purchase price of $13.00 per share. Holders of options to purchase common stock of the Company having exercise prices per share of less than $13.00 would be permitted to exercise their options on the condition that LAC accepts their option shares for payment. The offer price of $13.00 per share represents a 25% premium to the closing price of the Company common stock on October 10, 2002, the last full trading day before the public announcement of our intention to purchase the shares of common stock of the Company not already owned by our affiliates or us.

                2. Conditions to the tender offer will include, without limitation: (i) receiving tendered shares sufficient to permit LAC and its affiliates to own at least 90% of the outstanding common stock of the Company (assuming the exercise of all options with an exercise price of less than $13.00 per share) at the close of the tender offer; (ii) a special committee of independent members of the Company's board of directors recommends that the Company's shareholders accept the Offer and tender their shares in the Offer; and (iii) the availability to and receipt by LAC of all financing on terms and conditions satisfactory to LAC necessary to fund all financial obligations arising in connection with the tender offer and subsequent short-form merger (described below).

                3. The conditions to the tender offer listed above will be waivable by LAC in whole or in part at any time in its sole discretion. However, in no event will we or LAC purchase shares in the tender offer if less than a majority of the outstanding shares of Company common stock, excluding shares beneficially owned by us, our affiliates and the executive officers and directors of the Company, are tendered in the tender offer.

                4. Following the close of the tender offer, LAC will effect a short-form merger at a price equal to that offered in the tender offer that will result in LAC's beneficial ownership of 100% of the issued and outstanding common stock of the Company.

                5. In connection with the short-form merger described above, the Company would terminate the listing of its common stock on the Nasdaq National Market one business day prior to the effective time of such merger so as to provide any remaining Landair shareholders with statutory dissenters' rights under Tennessee law.

                6. Each outstanding option to acquire the Company's common stock that is not conditionally exercised as described above will be acquired by LAC at the time of the short-form merger at a price equal to the difference between the tender offer price and the exercise price for such option.

                7. The details of the tender offer will be embodied in a Tender Offer Statement to be filed with the SEC and delivered to the Company upon commencement of the tender offer.

                  The financing needed to complete the tender offer can be obtained in a timely manner. We have negotiated and obtained a form of financing commitment from a major institution (the "Commitment"), which, together with the capital that we have committed to contribute to LAC, will be sufficient to fund the tender offer. As a result of the Commitment and our agreed upon capital contribution, we believe LAC has the ability to complete the tender offer quickly and provide near-term liquidity for the Company's shareholders.

                  We are available to discuss this Proposal with you immediately and to answer any questions that you may have. In seeking further information concerning our Proposal, or for any other matter, please call either of us or our legal advisor, Bill Argabrite of Hunter, Smith & Davis LLP (423-378-8829).

                  This letter should not be interpreted as a binding commitment or as the commencement or announcement of an intention to commence a tender offer.

         Very truly yours,


         /s/ Scott M. Niswonger
         ----------------------
         Scott M. Niswonger

         /s/ John A. Tweed
         -----------------
         John A. Tweed


         In the several days following December 17, 2002, the respective counsel to the Special Committee, Landair and Offerors discussed the letter set forth above and particularly the conditions set forth therein.

         On December 18, 2002, the Special Committee met telephonically to discuss the Offerors' letter and to receive a preliminary financial analysis of the Offerors' proposed tender offer from McDonald. On December 19, 2002, the Special Committee met in person at the offices of H3GM in Nashville, Tennessee, together with representatives of H3GM, Morgan Keegan (by telephone) and McDonald. Morgan Keegan provided a summary of the market check process and results, which the Special Committee then considered and discussed. McDonald provided an overview of its financial analysis of Landair and the terms of Offerors' proposed tender offer. McDonald's analysis was prepared following completion of its due diligence and following meetings with Offerors and other officers and members of management of Landair. McDonald's analysis was used by the Special Committee as a basis for formulating its views towards the Offerors' proposed tender offer. After discussing the Morgan Keegan market check and the McDonald analysis, and after receiving input from the Special Committee's legal and financial advisors, the Special Committee elected to attempt to negotiate with Offerors in order to increase the offer price.

         Later on December 19, 2002, the Special Committee and its counsel requested a meeting with representatives of Offerors and Landair. Mr. Tweed and his legal counsel along with a representative of Landair and its counsel met with a representative of the Special Committee, and the Special Committee's legal and financial advisors at the offices of BB&S. The purpose of the meeting was to present to Offerors and Landair an update on the Special Committee's analysis of the proposal contained in Offerors' December 17, 2002 letter. At the meeting Landair and Offerors were informed that the market check conducted by Morgan Keegan had been completed and, as of the date of the meeting, there were no parties expressing any interest in further discussions regarding an acquisition of or other transaction with Landair.

         Additionally, the Special Committee and its advisors attempted to negotiate an increase in the offer price and other non-financial changes in the proposed terms. In the meeting, McDonald gave a general overview of the basis for the Special Committee's request that Offerors consider an increase in the Offer Price.

         As a result of this meeting with the representatives of the Special Committee and its advisors, Offerors conferred, discussing the results of the Morgan Keegan market check, the overview given by McDonald and the proposed structure of the Offer with their advisors. Following this conference, on December 20, 2002, Offerors sent the following letter to the Special Committee:

         Special Committee of the
           Board of Directors of
           Landair Corporation
         c/o Harwell, Howard, Hyne,
         Gabbert & Manner
         1800 AmSouth Center
         Nashville, TN  37238

         Gentlemen:

                Thank you for the update provided by Dr. Langley, and the legal and financial advisors to the Special Committee we received yesterday afternoon. We very much appreciate the time and care that is being exerted by the Special Committee and their advisors in performing the important roles that you have undertaken.

                We have considered carefully the matters discussed yesterday. We have also considered your report that the "market check" performed by Morgan Keegan & Company has not produced any buyer interested in acquiring Landair at a price above $13.00.

                This letter is based on the information available to us, including that discussed yesterday, and is in response to your suggestion that we consider an increase in the price we are willing to offer for the Landair shares that we do not own. John and I remain convinced at this time, as we were on October l0, that our $13.00 per share offer represents fair value to our shareholders.

                Perhaps some background will serve to put our reaction in perspective. I have spent many years in the Greeneville community attempting to build a reputation as a businessman who treats his employees, customers and shareholders fairly, and who shares the benefit of successes achieved along the way with the community. To this end, when John and I decided on a price to offer our minority shareholders, we selected one that we believe reflects not only the intrinsic value of Landair, but one that would be perceived as being fair by our shareholders. We did not desire to start with a lower price and then be forced to raise it through a negotiating process. We wanted to be the ones to offer a fair price. We continue to believe that through our original $13.00 price, we achieved our goal.

                Further, because our offer is structured in the form of a tender offer, our shareholders will be given the freedom to accept or reject our offer based on all available information. As we have indicated to you, our offer will contain a non-waivable condition that the offer be accepted by a majority of all outstanding shares (other than those owned by us and Landair executive officers and directors). We have also indicated to you that following the close of the tender offer, we will effect a short-form merger at a price equal to the $13.00 tender offer price, and that we intend to provide Landair's remaining shareholders with dissenters' rights under Tennessee law that will allow any dissatisfied shareholder to contest the fairness of the price. These additional procedural safeguards give us comfort that our offer will not be consummated unless it is not only fair, but is also perceived as such by the minority owners of Landair.

                As we have indicated to you over the last several days, we intend to launch our tender offer on Monday, December 23, 2002, to allow shareholders to begin their consideration process. If the Special Committee receives additional information that it believes we should consider, we would of course welcome an opportunity to discuss with you any such information.

                Thank you again for devoting your time and attention to this matter, especially during the holiday season.

                                            Very truly yours,

                                            /s/ Scott M. Niswonger
                                            ----------------------
                                            Scott M. Niswonger

         During its meeting with representatives of the Special Committee on December 19, 2002, representatives of Offerors and Landair discussed the issue of whether the final proposal should allow holders of stock options conditionally to tender their shares. Counsel for the Special Committee indicated that the Special Committee would prefer that option holders not be allowed conditionally to tender, as proposed in Offerors' December l7, 2002 letter. The representatives of the Special Committee indicated that they believed that the tender offer process would more truly reflect the desires of the disinterested minority shareholders if option holders who had not exercised their options were not allowed to participate in the Offer. Offerors also considered the fact that the financial outlay at the time of the consummation of the Offer would be diminished, enhancing the likelihood that the First Tennessee Bank financing would be adequate to cover all shares tendered in the Offer. Offerors also considered the fact that the option holders could be "cashed out" in the short-form merger. Based on these discussions, all parties agreed that the Offer would not include the ability of option holders to conditionally tender their optioned shares.

         On December 23, 2002, the Offer was commenced.

         Later on December 23, 2002, the Special Committee met telephonically to discuss the terms of the Offer as set forth in the Schedule TO. The Special Committee also discussed the response of Offerors to the Special Committee's attempt to negotiate a higher offer price. The Special Committee determined that it should wait to see if any additional response from Offerors would be received. The Special Committee agreed to meet again on December 30, 2002 or earlier as appropriate.

         On December 30, 2002, the Special Committee met telephonically to discuss actions the Special Committee might take in response to the Offer. The Special Committee noted that it had received no additional response from Offerors. The Special Committee concluded that Mr. Armstrong should contact Mr. Niswonger to again attempt to negotiate an increase in the offer price and other non-financial changes in the Offer.

         On January 3, 2003, Mr. Armstrong and Mr. Niswonger discussed the Offer by telephone. Mr. Armstrong attempted to persuade Mr. Niswonger to increase the offer price and make other changes in the Offer. Mr. Niswonger, after citing the issues set forth in his December 17, 2002 letter, ultimately declined to increase the offer price.

         On January 6, 2003, the Special Committee met telephonically to discuss the Offer. Representatives of H3GM reviewed the fiduciary duties of the Special Committee and reviewed in detail the terms and conditions of the Offer. Representatives of McDonald discussed their financial analysis of the Offer and indicated to the Special Committee that it was their opinion that a $13.00 per share tender offer price was fair, from a financial point of view, to the shareholders of Landair other than Purchaser and Offerors. After full discussion of the terms of the Offer and the transactions contemplated by the Offer, including the consideration to be paid in the Offer and the conditions to the Offer, the Special Committee unanimously determined to recommend the Offer to the shareholders of Landair other than Purchaser and Offerors. The Special Committee requested that H3GM again attempt to persuade Offerors to agree to other non-financial changes in the Offer. Following discussion between representatives of H3GM and representatives of BB&S, Offerors agreed to relinquish their ability to waive the Minimum Condition.

         On January 7, 2003, Landair issued a press release regarding the Special Committee's recommendation of the Offer. Also on January 7, 2003, Landair filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, which has been mailed to Landair shareholders.

10. Offerors and Purchaser amend and restate the section entitled "Reasons For And Purpose Of The Offer And The Merger" as follows:

REASONS FOR AND PURPOSE OF THE OFFER AND THE MERGER

         Purpose. On October 10, 2002, Offerors presented Landair's board of directors with a letter proposal pursuant to which Offerors would acquire all of the outstanding Shares of Landair that Offerors did not already beneficially own. The purpose of the Offer and the Merger is for the Offerors to become the 100% owner of Landair. Upon completion of the Merger that is to occur following consummation of the Offer, Landair will merge with and into Purchaser. The acquisition transaction has been structured as a cash tender offer followed by a cash merger in order to effect a prompt and orderly transfer of ownership of Landair from the public shareholders to Offerors and to provide Landair's shareholders with cash for all of their Shares as promptly as practicable.

         Reasons for, and Benefits and Detriments of, the Offer and the Merger. In developing its reasons for making the Offer and thereafter effecting the Merger, Offerors considered both the benefits and detriments of those transactions to Landair, its unaffiliated security holders and themselves. They considered, among others, the following effects of the Offer and the Merger:

         - the reduction in the amount of public information available to competitors about Landair's businesses that would result from the termination of Landair's obligations under the SEC's reporting requirements pursuant to the Securities and Exchange Act of 1934;

         - the elimination of the additional burdens on management associated with public reporting and other tasks resulting from Landair's public company status, including, for example, the dedication of time and resources by Landair's management and board of directors necessary to respond to shareholder and analyst inquiries and maintain investor and public relations;

         - the decrease in costs, particularly those associated with being a public company (such as the costs, including independent accounting firm fees for audit services and legal fees, associated with filing quarterly, annual or other periodic reports with the SEC, and the expense of publishing and distributing annual reports and proxy statements to shareholders), which expenses have historically exceeded $250,000 per year;

         - the avoidance of any increased costs associated with being a public company anticipated as a result of enactment of the Sarbanes-Oxley Act of 2002;

         - the greater ability of Landair's management to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company, particularly in light of the volatility in Landair's quarterly results;

         - public capital market trends affecting small-cap companies, including perceived lack of interest by institutional investors in companies with a limited public float;

         - the risk of the future negative financial performance of Landair would shift from the public shareholders, who do not have the power to control decisions made as to Landair's business, entirely to Offerors and Purchaser, which would have the power to control Landair's business and have the resources to manage and bear the risks inherent in the business over the long term;

         - the benefits of any future positive financial performance of Landair would be enjoyed solely by the Offerors and the Purchaser and not by Landair's current public shareholders (other than the Offerors);

         - the liquidity for the shareholders unaffiliated with the Offerors that would result from the Offer and the Merger in light of the relatively low volume of trading in the Shares; and

         - the costs that would be incurred by both Landair and Offerors in connection with the Offer and the Merger.

         Offerors also considered that the $13.00 per Share cash consideration payable in the Offer represents a 25% premium to the closing price on October 10, 2002, the last trading day prior to public announcement of Offerors' proposal to acquire the Shares (the "Announcement Date"), and a 46% premium to the average price per Share for the 52 week period immediately prior to the Announcement Date. The closing price for Landair common stock since Landair's spin-off from Landair Services on September 23, 1998 ranged from $2.00 to $11.60.

         For a discussion of the impact of the Offer and Merger on the Offeror's interest in the net book value and net income of Landair, see "The Offer -- Certain Effects of the Offer."

         Alternative Structures Considered. Both prior to and after October 10, 2002, Offerors considered alternatives to structuring the transaction as a tender offer followed by a short-form merger. In determining to structure the transaction as a tender offer followed by a short-form merger, as opposed to a long-form merger, Offerors considered the following:

         - In the Offer, each unaffiliated shareholder would individually determine whether to accept cash in exchange for their Shares.

         - Unless at least 90% of the outstanding Shares are owned by the Purchaser, it could not effect a short-form merger.

         - Unlike a long-form merger, the approval of Landair's board of directors is not required to complete a short-form merger.

         - A tender offer followed by a later short-form merger would permit Offerors to acquire the minority interest in Landair on an expeditious basis and provide the shareholders that are unaffiliated with Offerors with a prompt opportunity to receive cash in exchange for their Shares.

         - Unaffiliated shareholders who do not tender their Shares in the Offer could (upon delisting of Landair's common stock from The Nasdaq National Market) preserve their dissenters' rights in the Merger under Chapter 23 of the TBCA.

         After discussing both among themselves and with the Special Committee the advantages and disadvantages of the various structures for acquiring the minority shareholder interest in Landair, including the alternative method of acquiring such interests through a long-form merger, Offerors decided to structure the transaction as a tender offer for all of the Shares of Landair not already owned by Offerors or their affiliates, to be followed by a short-form merger.

11. Offerors and Purchaser amend and restate the section entitled "Purchaser's And Offerors' Position Regarding The Fairness Of The Offer And The Merger" as follows:

PURCHASER'S AND OFFERORS' POSITION REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER

         Offerors and Purchaser believe, and have separately determined, that the Offer and the Merger are both substantively and procedurally fair to Landair's unaffiliated security holders. Offerors and Purchaser base their belief on their observations of the following factors, each of which, in their judgment, supports their views as to the fairness of the Offer and the Merger and is relevant to all of Landair's unaffiliated security holders.

         - The $13.00 per Share cash consideration payable in the Offer represents a 25% premium to the closing price on October 10, 2002, the last trading day prior to public announcement of Offerors' proposal to acquire the Shares (the "Announcement Date"), and a 46% premium to the average price per Share for the 52 week period immediately prior to the Announcement Date. The closing price for Landair common stock since Landair's spin-off from Landair Services on September 23, 1998 ranged from $2.00 to $11.60. Historically, the trading volume for the Shares has been low, resulting in a relatively illiquid market for Landair's shareholders including its unaffiliated security holders. Currently, Offerors' significant ownership of Shares
                  (1) results in a small public float that necessarily limits the amount of trading in the Shares and (2) decreases the likelihood that a proposal to acquire the Shares would be made by an independent entity without the consent of Offerors. Offerors and Purchaser believe that the liquidity that would result from the Offer would be beneficial to the unaffiliated security holders.

         - Offerors and Purchaser believe the Offer Price to be fair considering that the anticipated significant continuing and increased costs and burdens in operating as a public company could make it more difficult for Landair to achieve significant growth or sustained or increased profitability.

         - The Offer and the Merger would shift the risk of the future financial performance of Landair from the public shareholders, who do not have the power to control decisions made as to Landair's business, entirely to Offerors and Purchaser, which would have the power to control Landair's business and have the resources to manage and bear the risks inherent in the business over the long term.

         - Offerors and Purchaser considered the terms of the Offer and the Merger, including (1) the amount and form of the consideration, (2) the tender offer structure, which would provide an expeditious means for the Landair shareholders to receive the Offer Price, (3) the Minimum Condition and (4) the Majority of the Minority Condition.

         - The net book value ($5.30 per share as of September 30, 2002) represents a substantial discount (approximately 59%) to the Offer Price.

         Procedural Fairness. Offerors and Purchaser also determined that the Offer and the Merger are procedurally fair to Landair's unaffiliated security holders. In making such determination, they considered the following factors:

         - Each Landair shareholder can individually determine whether to tender shares in the Offer, and Offerors believe that the Landair shareholders are capable of evaluating the fairness of the Offer.

         - In no event will Purchaser purchase shares in the Offer unless a sufficient number of Landair shares are tendered such that, after the Landair shares are purchased pursuant to the Offer, Offerors and Purchaser would own at least 90% of the outstanding Landair common stock. Accordingly, approximately 1,395,120 or 66% of the Shares not owned by Offerors would need to be tendered to satisfy the Minimum Condition. In addition, in no event will Purchasers purchase shares in the Offer unless at least a majority of the outstanding shares, excluding the shares beneficially owned by Offerors and the executive officers and directors of Landair, are validly tendered and not withdrawn. Approximately 722,630 of the Shares not owned by Offerors and the executive officers and directors of Landair would need to be tendered to satisfy the Majority of the Minority Condition. Acceptance of the Offer by this many unaffiliated Landair shareholders would provide meaningful procedural protection for Landair shareholders.

         - Landair shareholders who elect not to tender their Shares in the Offer will receive the same consideration in the Merger that Offerors pay in the Offer, subject to their right to dissent from the Merger and demand payment of the fair value of their Shares under the TBCA.

         - The Landair board of directors appointed a special committee of independent directors authorized, as appropriate, to consider and to make recommendations with respect to the Offer, including making a recommendation with respect to the position that the full Board of Directors of Landair should take in connection with the Schedule 14D-9. At a meeting held on January 6, 2003, the special committee determined that the Offer is advisable, fair to and in the best interests of Landair's shareholders (other than the Purchaser or Offerors). The special committee recommended that shareholders accept the Offer and tender their Shares pursuant to the Offer. The special committee's determination and recommendation is contained in the Solicitation/Recommendation Statement on
                  Schedule 14D-9, which was filed by Landair with the SEC on January 7, 2003 and which has been mailed to Landair's shareholders.

         - The Offer provides the opportunity for the Landair shareholders to sell their shares without incurring brokerage and other costs typically associated with market sales.

         - The Offer provides the opportunity for the Landair shareholders to sell all of their shares without the risk of fluctuation in the sale price that may otherwise be associated with such a sale.

         Offerors determined that the following factors were not relevant indicators of the value of the Shares:

         - liquidation value which Offerors and Purchaser do not believe to be relevant because substantial value results from continuing Landair as a going concern and any liquidation would destroy that value; and

         - other recent firm offers for Landair, none of which the Offerors and Purchaser are aware.

         Offerors also considered the following factors, each of which they considered negative, in their deliberations concerning the fairness of the terms of the Offer and the Merger:

         - Following the successful completion of the Offer and the Merger, the Landair shareholders would cease to participate in the future earnings or growth, if any, of Landair or benefit from increases, if any, in the value of their holdings of Landair.

         - The financial interests of Offerors are adverse as to the Offer Price to the financial interests of the Landair shareholders. In addition, officers and directors of Landair have actual or potential conflicts of interest in connection with the Offer and the Merger.

         The foregoing discussion of the information and factors considered by Offerors is not intended to be exhaustive but includes all material factors Offerors considered. In view of the variety of factors considered in connection with their evaluation of the Offer and the Merger, Offerors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determination and recommendation.

         Offerors' view as to the fairness of the Offer and the Merger should not be construed as a recommendation as to whether or not you should tender your Shares.

12. Offerors and Purchaser amend and restate the Offer to Purchase by inserting the following section after the first full paragraph on page 19:

REPORTS, OPINIONS AND APPRAISALS

         Neither Offerors nor the Purchaser requested or sought to obtain any report, opinion or appraisal from an outside party relating to the consideration or fairness of the consideration offered to the shareholders of Landair. However, the special committee was advised by McDonald, an independent financial advisor which rendered an opinion dated January 6, 2003, that based upon and subject to the assumptions and limitations described in the opinion, the cash consideration to be received by the holders of Shares, other than the Purchaser and Offerors, pursuant to the Offer was fair, from a financial point of view, to such holders. The full text of the McDonald opinion, which sets forth the assumptions made, matters considered and limitations on the scope of review undertaken is attached as Annex A to the Schedule 14D-9 filed by Landair with the SEC on January 7, 2003 and is incorporated herein by reference in its entirety. A summary of McDonald's opinion is also contained in Landair's
Schedule 14D-9, which, according to Landair, has been mailed to the shareholders of Landair.

13. Offerors and Purchaser amend and restate the first sentence of the first paragraph in the section entitled "Conduct Of Landair's Business If The Offer Is Not Completed" as follows:

         If the Offer is not completed because either the Minimum Condition or the Majority of the Minority Condition is not satisfied, or because another condition is not satisfied or waived, Offerors and Purchaser expect that Landair's current management will continue to operate the business of Landair substantially as presently operated.

14. Offerors and Purchaser amend and restate the section entitled "The Offer--Acceptance For Payment And Payment For Shares" as follows:

2.       ACCEPTANCE FOR AND PAYMENT FOR SHARES

         Upon the terms and subject to the conditions of the Offer (including the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, Shares validly tendered and not withdrawn promptly after the expiration of the Offering Period. If there is a Subsequent Offering Period, all Shares tendered during the Offering Period will be immediately accepted for payment and promptly paid for following the expiration thereof and Shares tendered during a Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered. Subject to applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares in order to obtain any government or regulatory approvals. See Section 11, "The Offer--Certain Conditions of the Offer." In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

         (i) certificates evidencing such Shares (or a confirmation of a book-entry transfer of such Shares (a "Book-Entry Confirmation") into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility"));

         (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined herein) in lieu of the Letter of Transmittal; and

         (iii)  any other required documents.

         For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering shareholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR TENDERED SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

         If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such uppercased Shares will be returned (or, in the case of Shares tendered by book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, "The Offer--Procedure for Tendering Shares," such Shares will be credited to an account maintained with the Book-Entry Transfer Facility) promptly following expiration or termination of the Offer, without expense to the tendering shareholder.

         Purchaser reserves the right to transfer or assign in whole or in part from time to time to one or more of its affiliates the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

15. Offerors and Purchaser amend and restate the chart at the bottom of page 29 in the section entitled "The Offer--Price Range Of Shares; Dividends; Ownership Of And Transactions In Shares" as follows:

                                                    Number of
         Name                                         Shares         Percentage of Shares (1)
         ------------------------------------     ---------------    --------------------------

         Scott M. Niswonger                        4,242,630  (2)             58.0%
         John A. Tweed                               967,536  (3)             13.0%
         Landair Acquisition Corporation           5,210,166  (4)             71.0%

         (1) Based on information received from Landair that, as of December 6, 2002, there were 7,318,376 shares of common stock outstanding.

         (2) Includes 450 shares held by Mr. Niswonger for his grandson and 450 shares held by Mr. Niswonger's spouse for her daughter.

         (3) Includes options to purchase 18,750 Shares which vest beginning February 7, 2003. Does not include options to purchase 56,250 Shares which vest in equal annual increments of 18,750 over a 3 year period beginning February 7, 2004.

         (4) Share ownership is based on Mr. Niswonger's and Mr. Tweed's 100% ownership of Landair Acquisition Corporation.

16. Offerors and Purchaser amend and restate the section entitled "The Offer--Certain Conditions Of The Offer" as follows:

11.      CERTAIN CONDITIONS OF THE OFFER

         Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares, may postpone the acceptance for payment of or pay for tendered Shares, and may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if
(i) Purchaser does not receive proceeds under its financing commitment from First Tennessee Bank, (ii) the special committee of independent members of Landair's board of directors has withdrawn or amended its recommendation that Landair's shareholders accept the Offer and tender their Landair shares pursuant to the Offer, or (iii) if, at or prior to the time of the expiration of the Offer, any of the following events shall occur:

         (a) any preliminary or permanent judgment, order, decree, ruling, injunction, action, proceeding or application shall be pending or threatened before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, which would or might restrain, prohibit or delay consummation of, or materially alter or otherwise materially affect, the Offer or the Merger or that would reasonably be expected to, directly or indirectly:

                  (i) make illegal or otherwise prohibit consummation of the Offer;

                  (ii) prohibit or materially limit the ownership or operation by Offerors and Purchaser of all or any material portion of the business or assets of Landair;

                  (iii) impose material limitations on the ability of Offerors or Purchaser to effect the Merger or to effectively acquire, hold or exercise full rights of ownership of the Shares, including the right to vote any Shares acquired by Offerors or Purchaser pursuant to the Offer on all matters properly presented to Landair's shareholders;

                  (iv) require divestiture by Offerors or Purchaser of any Shares; or

         (b) any statute, including without limitation any state anti-takeover statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable or asserted to be applicable to the Offer or the Merger, which would or might restrain, prohibit or delay consummation of, or materially alter or otherwise materially affect, the Offer or the Merger or that would reasonably be expected to result in any of the consequences referred to in paragraph (a) above; or

         (c) any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened that has or might have a materially adverse effect on the business, properties, assets, liabilities, capitalization, shareholders' equity, financial condition, operations, results of operations or prospects of Landair or any of its subsidiaries; or

         (d) there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the

                  United States, (iii) the outbreak or escalation of a war (whether or not declared), acts of terrorism, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on, or any other event which might affect the extension of credit by banks or other lending institutions,
                  (v) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

         (e) any tender or exchange offer with respect to some or all of the outstanding shares of common stock of Landair (other than the Offer), or a merger, acquisition or other business combination proposal for Landair (other than the Offer and the Merger), shall have been proposed, announced or made by any person, entity or group; or

         (f) Landair, acting through its board of directors (as agreed to by the special committee of independent directors of Landair's board of directors), Offerors and Purchaser shall have agreed that Offerors or Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder.

         The foregoing conditions are for the sole benefit of Purchaser and Offerors and may be asserted by Purchaser or Offerors regardless of the circumstances giving rise to any such conditions or may be waived by Purchaser or Offerors, in their reasonable discretion, in whole or in part at any time and from time to time prior to the expiration of the Offer or any Subsequent Offering Period. Any reasonable determination by Offerors or Purchaser with respect to any of the foregoing conditions (including without limitation, the satisfaction of such conditions) shall be final and binding on all parties. The failure by Purchaser or Offerors at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. NOTWITHSTANDING THE FOREGOING, OFFERORS AND PURCHASER SHALL NOT PURCHASE SHARES IN THE OFFER UNLESS (I) AT LEAST A MAJORITY OF THE OUTSTANDING SHARES, EXCLUDING SHARES BENEFICIALLY OWNED BY OFFERORS, THE EXECUTIVE OFFICERS AND DIRECTORS OF LANDAIR, ARE VALIDLY TENDERED AND NOT WITHDRAWN, AND (II) A SUFFICIENT NUMBER OF LANDAIR SHARES ARE TENDERED SUCH THAT, AFTER THE LANDAIR SHARES ARE PURCHASED PURSUANT TO THE OFFER, OFFERORS WOULD OWN AT LEAST 90% OF THE OUTSTANDING LANDAIR COMMON STOCK.

         A public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver. All Offer Conditions must be satisfied or waived prior to the commencement of any Subsequent Offering Period.

17. Offerors and Purchaser amend the section entitled "The Offer--Certain Effects Of The Offer" by inserting the following paragraphs after the fourth paragraph on page 41 as follows:

         Effect on Offerors. Based upon the number of outstanding shares of the common stock of Landair beneficially owned by Messrs. Niswonger and Tweed prior to the Offer, Mr. Niswonger owned a 58% interest and Mr. Tweed owned a 17% interest, respectively, in the net book value and net income of Landair.

         Mr. Niswonger's 58% share in Landair's book value as of September 30, 2002 and net income available to shareholders for the nine months ended September 30, 2002 translates into $22,500,000 and $2,350,000 respectively. At the completion of the Offer and the Merger, Mr. Niswonger will own approximately 82% of outstanding capital stock of Landair. Mr. Niswonger's interest in Landair's book value and net income will increase to approximately 82%. This 82% share in Landair's book value as of September 30, 2002, and net income available to shareholders for the nine months ended September 30, 2002 translates into approximately $31,810,000 and $3,317,000 respectively.

         Mr. Tweed's 13% interest in Landair's book value as of September 30, 2002 and net income available to shareholders for the nine months ended September 30, 2002 translates into $5,043,000 and $526,000, respectively. At the completion of the Offer and the Merger, Mr. Tweed will own approximately 18% of the outstanding capital stock of Landair. Mr. Tweed's interest in Landair's book value and net income will increase to approximately 18%. This 18% share in Landair's book value as of September 30, 2002 and net income available to shareholders for the nine months ended September 30, 2002 translates into $6,983,000 and $728,000, respectively.

         Any questions or requests for assistance or additional copies of the Amendment and Supplement, the Offer to Purchase and the revised Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

         The Information Agent for the Offer is:


                         [MACKENZIE PARTNERS, INC. LOGO]

                               105 Madison Avenue
                            New York, New York 10016
                           proxy@mackenziepartners.com
                          (212) 929-5500 (call collect)
                                       or
                            Toll-Free (800) 322-2885